SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

BARE ESCENTUALS, INC.

(Name of Company)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067511105

(CUSIP Number)

LESLIE A. BLODGETT

c/o BARE ESCENTUALS, INC.

71 STEVENSON STREET, 22ND FLOOR

SAN FRANCISCO, CA 94105

(415) 489-5000

Copies to:

MICHAEL J. O’SULLIVAN

MUNGER, TOLLES & OLSON LLP

355 SOUTH GRAND AVENUE

LOS ANGELES, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Leslie A. Blodgett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,016,940 (see Item 5)
	8	SHARED VOTING POWER 889,728 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,016,940 (see Item 5)
	10	SHARED DISPOSITIVE POWER 889,728 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,906,668 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

*	See instructions.

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 3 OF 5 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Blodgett Family Trust dated June 7, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (see Item 5)
	8	SHARED VOTING POWER 0 shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

*	See instructions.

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 4 OF 5 PAGES

Item 1. Security and Company

Leslie A. Blodgett and the Blodgett Family Trust dated June 7, 2004 (the “Trust” and, together with Ms. Blodgett, the “Reporting Persons”) hereby amend their Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2010 (the “Schedule 13D”).

Item 5. Interest in Securities of the Issuer

(a) Pursuant to the Quarterly Report on Form 10-Q filed by Bare Escentuals, Inc. (the “Company”) for the period ended September 27, 2009, there were 92,019,902 shares of Common Stock, $0.001 par value per share (“Common Stock”), issued and outstanding as of October 28, 2009. By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. As a member of a group, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. As of March 15, 2010, the Reporting Persons beneficially owned in the aggregate 2,906,668 shares of Common Stock, which represents approximately 3.2% of the outstanding shares. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares as are held by any other members of such group.

(b) Ms. Blodgett has direct beneficial ownership of 2,906,668 shares of Common Stock, consisting of options exercisable within 60 days of March 15, 2010 to acquire 2,016,940 shares and ownership of 889,728 shares, which together represent approximately 3.2% of the outstanding shares of Common Stock. The Trust no longer has beneficial ownership of any shares of Common Stock. The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) On March 12, 2010, the Reporting Persons contributed 4,710,963 shares of Common Stock to Blush Holdings, LLC, a Delaware limited liability company (“Holdings”) and an indirect subsidiary of Shiseido Company, Ltd., a corporation organized under the laws of Japan (“Parent”), pursuant to the terms of the Contribution Agreement (the “Contribution Agreement”) with Parent, Shiseido Americas Corporation, a Delaware corporation, Holdings, and Blush Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), a copy of which was filed as an exhibit to the Schedule 13D, all in connection with certain tender offer and merger transactions proposed to be entered into between the Company, Parent and Purchaser as described in the Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e) As a result of the contribution described in paragraph (c) above, on March 12, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.

CUSIP NO. 067511105	SCHEDULE 13D	PAGE 5 OF 5 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: March 15, 2010

LESLIE A. BLODGETT

/s/ LESLIE A. BLODGETT

BLODGETT FAMILY TRUST DATED JUNE 7, 2004

By:	/s/ LESLIE A. BLODGETT
Name:	Leslie A. Blodgett
Title:	Trustee